OUR INTEGRATED VALUE CHAIN

Our integrated value chain, centered on our gas-to-liquids, coal-to-liquids and chemical processes, is at the heart of our differentiated value proposition. As we are becoming a more chemicals-biased company, we will continue to leverage off the benefits of the value chain as well as improve our processes in ways that ensure safe, reliable and efficient operations with reduced environmental impacts.


Gas engine power plant
Lower-carbon electricity
Allows us the capacity to cumulatively generate up to 70% of our total internal electricity requirements in South Africa.
GAS-TO-LIQUIDS (GTL) PROCESS
NATURAL GAS
SASOL SLURRY PHASE DISTILLATE (SASOL SPD™) PROCESS
Low temperature
Light hydrocarbons
Wax
Reforming
OWN HYDROCARBON FEEDSTOCK
COAL-TO-LIQUIDS (CTL) PROCESS
SASOL ADVANCED SYNTHOL™ REACTOR (SAS™)
High temperature
Gas and chemical components
Light hydrocarbons
Sasol Fixed Bed Dry Bottom Gasification (Sasol® FBDB™)
COAL
CRUDE OIL AND LIQUID FUELS
PARAFFIN AND WAX FROM CRUDE OIL
Wax
LAB, alcohols
LAB
PURCHASED FEEDSTOCK
CHEMICALS PROCESS
ETHANE
ETHANE CRACKER
Ethylene also sold directly to market.
ETHYLENE

MARKETING AND SELLING OF PRODUCTS LOWER-CARBON ELECTRICITY Gas-to-power Electricity LIQUID FUELS low-emission, premium grade fuel and as a blend stock for Vehicle fuel Jet fuel METHANE-RICH AND NATURAL GAS chemical mponents Energy for factories/homes upgraded and marketed together with conventional fuels produced CHEMICALS (COMMODITY) Polymers Co-products Wax Surfactants CHEMICALS (HIGH-VALUE) Alumina Alcohols Ethoxylates Chemical derivative units Crude oil refinery Fuel components Refine and blend In the liquid fuels business, synthetic fuels components are in a refinery from crude oil. Recovery and beneficiation Coal gasification produces co-products for recovery and beneficiation. Gas and Chemical processes Chemical intermediates from the FT process are separated, purified co and, together with conventional chemical raw materials, converted into a range of final products. Fuel components Refine and blend Our GTL diesel is of ultra-high purity and therefore is ideal as a upgrading conventionally derived diesels.